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                           January 22, 2021

       Suzanne Cope
       Chief Executive Officer
       Deseo Swimwear Inc.
       2120 K Street     Unit 2
       San Diego, California 92102

                                                        Re: Deseo Swimwear Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed January 14,
2021
                                                            File No. 333-249308

       Dear Ms. Cope:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement Form S-1

       Executive Compensation, page 23

   1. Please update to include your executive compensation for fiscal year ended December 31,
                                                        2020.
 Suzanne Cope
Deseo Swimwear Inc.
January 22, 2021
Page 2

       Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397
with any other questions.



FirstName LastNameSuzanne Cope                          Sincerely,
Comapany NameDeseo Swimwear Inc.
                                                        Division of Corporation
Finance
January 22, 2021 Page 2                                 Office of Manufacturing
FirstName LastName